February 22, 2017

Re: Diamante Minerals, Inc.

Registration Statement on Form S-1

Filed January 27, 2017

File No. 333-215779

Attention: Ms. Hillary Daniels

Mr. James Lopez

Ladies and Gentlemen,

Diamante Minerals, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated February 14, 2017, and thereafter the Company’s responses to each comment.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30.

1. Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to The Panama Fund and to Kel-Ex Developments Ltd. Refer to Instruction 2 to Item 403 of Regulation S-K.

Response: We have revised accordingly to show the natural persons with voting and dispositive control of the shares attributed to the Panama Fund and to Kel-Ex Developments Ltd.

Certain Relationships and Related Transactions, and Director Independence, page 31.

2. Please revise to provide the disclosures required by Item 404 of Regulation S-K for the three fiscal years prior to the filing of your registration statement. We note that your financial statements describe related party transactions that are not disclosed in this section. Refer to Instruction 1 to Item 404 of Regulation S-K.

Response: We have revised to include all related party transactions described in our financial statements.

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Signatures, page II-6

3. Your registration statement appears to only be signed by officers on behalf of the registrant. Please revise to include the signatures of Mr. Ulansky and Ms. Irons in their individual capacities. Refer to Instruction 1 to the Signatures page of Form S-1.

Response: We have revised to include the signatures of Mr. Ulansky and Ms. Irons in their individual capacities.

Please advise us if you have any further questions or comments.

Respectfully submitted,

/s/ Chad Ulansky

Chad Ulansky

Chief Executive Officer/President

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